**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III


02053786

| SEC FILE NUMBER |
|---|
| 8- 33456 |

RECEIVED
DEC 0 4 2002

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___October 1, 2001___ AND ENDING ___September 30, 2002___
                              MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Gustafson Financial, Inc.

| | OFFICIAL USE ONLY |
|---|---|

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| | FIRM I.D. NO. |
|---|---|

7050 Friars Road, Suite 204
_____
(No. and Street)

San Diego                              CA                              92108
_____
(City)                              (State)                              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vance Gustafson                                        (619) 234-0358
_____
                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Diehl, Evans & Company, LLP
_____
(Name – if individual, state last, first, middle name)

2121 Alton Parkway, Suite 100          Irvine          CA          92606-4906
_____
(Address)                              (City)          (State)     (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**
Ⓟ **DEC 1 9 2002**
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

STATE OF CALIFORNIA
COUNTY OF SAN DIEGO

# OATH OR AFFIRMATION

I, Vance Gustafson _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Gustafson Financial, Inc. _____, as
of September 30 _____, 20 02 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None

_____

_____

_____
                                                        _____
                                                                Signature

                                                                Chairman
                                                        _____
                                                                Title

_____                      SUBSCRIBED AND SWORN TO BEFORE ME
        Notary Public                           THIS 26 DAY OF Nov 20 02
                                                BY Vance Gustafson
                                                _____
This report ** contains (check all applicable boxes):         NOTARY PUBLIC
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the
       Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
       consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# DIEHL, EVANS & COMPANY, LLP
## CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

A PARTNERSHIP INCLUDING ACCOUNTANCY CORPORATIONS

2121 ALTON PARKWAY, SUITE 100
IRVINE, CALIFORNIA 92606-4906
(949) 399-0600 • FAX (949) 399-0610
www.diehlevans.com

MICHAEL R. LUDIN, CPA
CRAIG W. SPRAKER, CPA
NITIN P. PATEL, CPA
ROBERT J. CALLANAN, CPA
* PHILIP H. HOLTKAMP, CPA
* THOMAS M. PERLOWSKI, CPA
* HARVEY J. SCHROEDER, CPA
MICHAEL C. FRIEDMAN, CPA
* A PROFESSIONAL CORPORATION

November 18, 2002

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Gustafson Financial, Inc.
San Diego, California

We have audited the balance sheet of Gustafson Financial, Inc. as of September 30, 2002, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gustafson Financial, Inc. as of September 30, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Diehl, Evans and Company, LLP*

- 1 -

OTHER OFFICES AT:

2965 ROOSEVELT STREET
CARLSBAD, CALIFORNIA 92008-2389
(760) 729-2343 • FAX (760) 729-2234

613 W. VALLEY PARKWAY, SUITE 330
ESCONDIDO, CALIFORNIA 92025-2598
(760) 741-3141 • FAX (760) 741-9890

# FINANCIAL STATEMENTS

GUSTAFSON FINANCIAL, INC.

BALANCE SHEET

September 30, 2002

## ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash and brokerage money fund in the amount of $10,259 | $ | 10,621 |
| Commissions receivable | | 9,378 |
| TOTAL CURRENT ASSETS | | 19,999 |
| PROPERTY AND EQUIPMENT, AT COST NET OF ACCUMULATED DEPRECIATION OF $1,582 | | - |
| OTHER ASSETS: | | |
| Deposit on lease (Note 4) | | 645 |
| TOTAL ASSETS | $ | 20,644 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accrued liabilities | $ | 192 |
| Accrued commissions | | 7,234 |
| TOTAL CURRENT LIABILITIES | | 7,426 |
| STOCKHOLDERS' EQUITY: | | |
| Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding | | 15,000 |
| Retained earnings | | (1,782) |
| TOTAL STOCKHOLDERS' EQUITY | | 13,218 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 20,644 |

See independent auditors' report and notes to financial statements.

GUSTAFSON FINANCIAL, INC.

STATEMENT OF INCOME

For the year ended September 30, 2002

REVENUES:
| | | |
|---|---|---|
| Commissions | $ | 172,604 |
| Interest income | | 3,162 |
| TOTAL REVENUES | | 175,766 |

EXPENSES:
| | |
|---|---|
| Commissions | 124,706 |
| Employee compensation and benefits | 30,162 |
| Payroll tax expense | 2,320 |
| Insurance | 1,994 |
| Legal and professional services | 4,150 |
| Licenses | 428 |
| Office supplies and expense | 2,200 |
| Postage and messenger service | 1,677 |
| Regulatory fees | 3,712 |
| Rents | 11,055 |
| Repairs and maintenance | 719 |
| Securities quotation services and other subscriptions | 12,021 |
| Telephone | 2,841 |
| Other expenses | 1,347 |
| Expense reimbursements from sales agents | (21,141) |
| TOTAL EXPENSES | 178,191 |
| NET LOSS BEFORE INCOME TAXES | (2,425) |

| | | |
|---|---|---|
| PROVISION FOR INCOME TAXES | | 800 |
| NET LOSS | $ | (3,225) |

See independent auditors' report and notes to financial statements.

- 3 -

# GUSTAFSON FINANCIAL, INC.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

### For the year ended September 30, 2002

|  | Common Stock | | Retained | |
|  | Shares | Amount | Earnings | Total |
|---|---|---|---|---|
| Balance - October 1, 2001 | 100 | $ 15,000 | $ 1,443 | $ 16,443 |
| Dividends | - | - | - | - |
| Net income (loss) | - | - | (3,225) | (3,225) |
| Balance - September 30, 2002 | 100 | $ 15,000 | $ (1,782) | $ 13,218 |

See independent auditors' report and notes to financial statements.

# GUSTAFSON FINANCIAL, INC.

## STATEMENT OF CASH FLOWS

### For the year ended September 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:

| | | |
|---|---|---|
| Net loss | | $ (3,225) |
| Adjustments to reconcile net loss to | | |
| net cash used by operating activities: | | |
| Decrease in commissions receivable | $ 1,412 | |
| Decrease in accrued federal income tax | - | |
| Decrease in accrued liabilities | 192 | |
| Decrease in accrued commissions | 1,890 | |
| Total adjustments | | 3,494 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 269 |
| NET INCREASE IN CASH | | 269 |
| CASH AND CASH EQUIVALENTS, OCTOBER 1, 2001 | | 10,352 |
| CASH AND CASH EQUIVALENTS, SEPTEMBER 30, 2002 | | $ 10,621 |

NOTE: Cash flows from operating activities include cash payments for:

|  |  |
|---|---|
| Income taxes | $ 800 |

GUSTAFSON FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   a. Gustafson Financial, Inc. (the Company) operates as a registered broker-dealer in marketable securities and other financial instruments. Under the terms of its registration agreement, the Company does not carry customer accounts, and does not receive or hold customer funds or securities. Security trades on behalf of customers are executed on a "Fully-Disclosed" basis, wherein all orders from customers are forwarded directly to a reciprocal broker for execution and all monies are sent directly from the customer to the reciprocal broker. The Company receives commissions on these trades.

   b. The Company uses the accrual method of accounting for financial reporting purposes. Commission revenue and the related commission expense are recorded on a trade date basis.

   c. Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over an estimated life of ten years. As of September 30, 2002, property and equipment are fully depreciated.

   d. The office lease, more fully described in Note 4, is an operating lease.

   e. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   f. For the purpose of the statement of cash flows, cash and cash equivalents have been defined as demand deposits and highly liquid investments purchased with an original maturity of three months or less.

2. NET CAPITAL REQUIREMENT:

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under the Rule, shall not exceed 15 to 1. Under its registration agreement as a fully disclosed broker-dealer and pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, the Company is required to maintain minimum net capital of the greater of $5,000 or 6.67% of aggregate indebtedness. At September 30, 2002, the Company had net capital of $12,314, which was $7,314 in excess of its required net capital. This amount may fluctuate on a daily basis. The Company's aggregate indebtedness to net capital ratio was .60 to 1.

   The Company had no outstanding subordinated liabilities as of September 30, 2002.

See independent auditors' report.

GUSTAFSON FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

September 30, 2002

3. INCOME TAXES:

California income tax expense for the year ended September 30, 2002 was $800. Income and expenses are included in the determination of taxable income in the same period they are recognized for financial reporting purposes. Accordingly, there is no provision for deferred income taxes. There was no federal income tax expense for the year ended September 30, 2002 due to the net loss for the year.

4. OPERATING LEASE OBLIGATIONS:

The Company is leasing office space in a commercial office building in the City of San Diego, California. The lease term ended July 31, 2000. The lease is now on a month to month basis and there are no future minimum lease payments as of September 30, 2002. There is a deposit of $645 with the landlord.

5. STOCKHOLDERS' EQUITY:

There was no change in ownership of the Company's common stock nor was there any shares of stock issued or redeemed during the fiscal year ended September 30, 2002.

# SUPPLEMENTARY INFORMATION

GUSTAFSON FINANCIAL, INC.

COMPLIANCE WITH NET CAPITAL REQUIREMENT PURSUANT
TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

September 30, 2002

| | | |
|---|---|---|
| AGGREGATE INDEBTEDNESS | | $ 7,426 |
| | | |
| MINIMUM NET CAPITAL REQUIRED: | | |
| Greater of $5,000 or 6.67% of aggregate indebtedness | | $ 5,000 |
| ACTUAL NET CAPITAL: | | |
| Total stockholder's equity | $ 13,218 | |
| Less non-allowable asset: | | |
| Deposit on lease | (645) | |
| Less: Haircut on undue concentration | | |
| in brokerage money fund | (259) | |
| NET CAPITAL | | 12,314 |
| EXCESS OVER REQUIREMENT | | $ 7,314 |
| | | |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS | | |
| TO NET CAPITAL | | 60% |

See independent auditors' report.



# DIEHL, EVANS & COMPANY, LLP
## CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

A PARTNERSHIP INCLUDING ACCOUNTANCY CORPORATIONS

2121 ALTON PARKWAY, SUITE 100
IRVINE, CALIFORNIA 92606-4906
(949) 399-0600 • FAX (949) 399-0610
www.diehlevans.com

MICHAEL R. LUDIN, CPA
CRAIG W. SPRAKER, CPA
NITIN P. PATEL, CPA
ROBERT J. CALLANAN, CPA
• PHILIP H. HOLTKAMP, CPA
• THOMAS M. PERLOWSKI, CPA
• HARVEY J. SCHROEDER, CPA
MICHAEL C. FRIEDMAN, CPA
• A PROFESSIONAL CORPORATION

November 18, 2002

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Gustafson Financial, Inc.
San Diego, California

In planning and performing our audit of the financial statements of Gustafson Financial, Inc. for the year ended September 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Gustafson Financial, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3. Tests 2 through 4 (described above) were not performed, as they were not applicable in the circumstances.

OTHER OFFICES AT:

2965 ROOSEVELT STREET
CARLSBAD, CALIFORNIA 92008-2389
(760) 729-2343 • FAX (760) 729-2234

613 W. VALLEY PARKWAY, SUITE 330
ESCONDIDO, CALIFORNIA 92025-2598
(760) 741-3141 • FAX (760) 741-9890

The management of Gustafson Financial, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Gustafson Financial, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Gustafson Financial, Inc.'s practices and procedures were adequate at September 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

*Diehl, Evans and Company, LLP*

GUSTAFSON FINANCIAL, INC.

FINANCIAL STATEMENTS

WITH REPORT ON AUDIT
BY INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

SEPTEMBER 30, 2002

GUSTAFSON FINANCIAL, INC.

TABLE OF CONTENTS

September 30, 2002